Exhibit 99.1

Brooge Energy Announces CEO Transition

NEW YORK,  August 11, 2023, Brooge Energy Ltd, (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a Cayman Islands-based infrastructure provider, which is currently engaged in clean petroleum products and biofuels and crude oil storage and related services, announced today that the Board of Directors has commenced a search for a permanent CEO after Lina S. Saheb has resigned from her positions as interim CEO and a member of the Board of Directors of Brooge Energy Limited and all its subsidiary companies, effective August 8, 2023.

Ms. Saheb will remain with the Company as a consultant to provide transition services and to support the delivery of Company’s ongoing strategic projects for a period of four months following her resignation. While the Company searches for a new Chief Executive Officer, the Board has established an Office of the Chief Executive Office to temporarily assume the role of the Chief Executive Officer of the Company. The Office of the Chief Executive Officer will consist of Paul Ditchburn, the current Chief Financial Officer of the Company, Saleh Yammout, a current member of the Board and a former Chief Financial Officer of the Company, and Saif Alhazaimeh, the current Research and Acquisition Manager of BPGIC FZE. Paul Ditchburn in his capacity as the CFO of the Company will serve as the Chair to the Office of the Chief Executive Officer.

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy (BRE), Brooge Petroleum and Gas Investment Company FZE (BPGIC), and Brooge Petroleum and Gas Investment Company Phase 3 FZE. BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts, including the Company’s anticipated shift towards green energy and targeted production at BRE’s planned Green Hydrogen and Green Ammonia plant and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including availability of labor and other resources needed to for completion of the new plant, timing of obtaining regulatory approvals needed with respect to the new facility, the Company’s ability to complete construction and initiate operations of the new facility on the anticipated timeline or at all, the Company’s ability to maintain the lease for the new facility, and other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact
KCSA Strategic Communications
Valter Pinto, Managing Director
+1 212-896-1254
BROG@kcsa.com